UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 13)*
Under the Securities Exchange Act of 1934

AMERICAN BILTRITE INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
024591109
(CUSIP Number)
Henry W. Winkleman, Esq. c/o American Biltrite Inc. 57 River Street Wellesley Hills, Massachusetts 02481 (781) 237-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With a copy to:
Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street, 31st Floor Boston, Massachusetts 02108 (617) 573-4800
May 22, 2009**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Transactions which occurred subsequent to the filing of Amendment No. 12 to this Schedule 13D but earlier than May 22, 2009, are also reported herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Natalie S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)
4,000

	8	SHARED VOTING POWER (See Item 5)
144,000

	9	SOLE DISPOSITIVE POWER (See Item 5)
4,000

	10	SHARED DISPOSITIVE POWER (See Item 5) 144,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 0245911091
1	NAMES OF REPORTING PERSONS Richard G. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)
725,121

	8	SHARED VOTING POWER (See Item 5)
144,000

	9	SOLE DISPOSITIVE POWER (See Item 5)
725,121

	10	SHARED DISPOSITIVE POWER (See Item 5) 144,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 869,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 0245911091
1	NAMES OF REPORTING PERSONS Roger S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)
710,520

	8	SHARED VOTING POWER (See Item 5)
144,000

	9	SOLE DISPOSITIVE POWER (See Item 5)
710,520

	10	SHARED DISPOSITIVE POWER (See Item 5) 144,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 854,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 0245911091
1	NAMES OF REPORTING PERSONS William M. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)
353,734

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER (See Item 5)
353,734

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 353,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 0245911091
1	NAMES OF REPORTING PERSONS Cynthia S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER (See Item 5)
9,400

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER (See Item 5)
9,400

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 9,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

Note:

This Amendment No. 13 amends a statement on Schedule 13D dated August 12, 1982 (the "Statement"), as amended by Amendment Nos. 1 through 12 thereto (the "Amendments"), filed on behalf of a group, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (each of whom is referred to as a "Reporting Person").  The Reporting Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of the Company (as defined below), and their voting of shares of the Common Stock (as defined below) in a manner consistent with each other.  Accordingly, the Reporting Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of the Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act.  An Agreement to File Joint Statement on Schedule 13D among the Reporting Persons that the Statement was, and that the Amendments and this Amendment No. 13 would be, filed on behalf of each of them is annexed as Exhibit A to the Statement.  The Reporting Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of shares, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act, of the Common Stock.  In filing this Amendment No. 13 as a group, the Reporting Persons do not admit to being members of a group.

Transactions reported in this Amendment No. 13 are limited to transactions that have occurred since December 10, 1997 (the date of the last event disclosed in Amendment No. 12 to the Statement).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of American Biltrite Inc., a Delaware corporation with its principal executive offices located at 57 River Street, Wellesley Hills, Massachusetts 02481 (the "Company").

Item 2.	Identity and Background.

(a)  The Reporting Persons are Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus.

(b)  The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto and is incorporated by reference herein.

(c)  The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

(d)  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 23, 1998, Richard G. Marcus acquired sole, direct record and beneficial ownership of 380 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 380 shares of Common Stock and (b) beneficial ownership of 380 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.

On December 16, 1999, Richard G. Marcus acquired sole, direct record and beneficial ownership of 600 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 600 shares of Common Stock and (b) beneficial ownership of 600 shares of Common Stock through his daughter's acquisition of such shares of Common Stock, in each case as a gift from Natalie S. Marcus.

On December 5, 2000, Richard G. Marcus, Roger S. Marcus and William M. Marcus each (a) transferred 4,667 shares of Common Stock to the Company as payment of the exercise price for stock options exercised by each of them, (b) transferred 1,883 shares of Common Stock to the Company as withholding payment for federal and state income and Medicare taxes in connection with those option exercises and (c) acquired 10,000 shares of Common Stock as a result of the exercise of those options.

On December 15, 2000, Richard G. Marcus acquired sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus and (b) beneficial ownership of 560 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.

On December 19, 2001, Richard G. Marcus acquired sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 560 shares of Common Stock and (b) beneficial ownership of 560 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.

On December 12, 2002, Richard G. Marcus acquired sole, direct record and beneficial ownership of 820 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 820 shares of Common Stock  and (b) beneficial ownership of 820 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.

On or about May 24, 2003, (a) Roger S. Marcus and Richard G. Marcus each received from the Company a grant of a stock option to purchase up to 50,000 shares of Common Stock and (b) William M. Marcus received from the Company a grant of a stock option to purchase up to 40,000 shares of Common Stock.

On December 31, 2003, Richard G. Marcus acquired sole, direct record and beneficial ownership of 1,066 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 1,066 shares of Common Stock and (b) beneficial ownership of 1,066 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.

On November 23, 2004, Richard G. Marcus acquired sole, direct record and beneficial ownership of 640 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 640 shares of Common Stock and (b) beneficial ownership of 640 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On November 23, 2004, Natalie S. Marcus transferred by gift an aggregate of 4,480 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On December 20, 2005, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 665 shares of Common Stock as a gift from Natalie S. Marcus.

On December 6, 2006, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 1,150 shares of Common Stock as a gift from Natalie S. Marcus.

On November 26, 2007, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 2,300 shares of Common Stock as a gift from Natalie S. Marcus.

On or about March 17, 2008, (a) Richard G. Marcus and Roger S. Marcus each received from the Company a grant of a stock option to purchase up to 10,000 shares of Common Stock and (b) William M. Marcus received from the Company a grant of a stock option to purchase up to 8,000 shares of Common Stock.

On December 19, 2008, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 3,378 shares of Common Stock as a gift from Natalie S. Marcus.

On May 22, 2009, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 343,905 shares of Common Stock as a gift from Natalie S. Marcus.

Item 4.	Purpose of Transaction.

Reference is made to Item 3 hereof for a description of acquisitions of Common Stock by Richard G. Marcus, Roger S. Marcus and William M. Marcus since December 10, 1997.  Except as stated in this Amendment No. 13, each of these Reporting Persons acquired these shares of Common Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)  Natalie S. Marcus is a co-trustee with Richard G. Marcus and Roger S. Marcus over 144,000 shares of Common Stock and, thus, shares investment and dispositive power with them in her capacity as trustee over those shares.  Natalie S. Marcus is also a trustee of a charitable trust, which holds 4,000 shares of Common Stock, and over which she has sole voting and dispositive power in her capacity as trustee.  Accordingly, Natalie S. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 148,000 shares of Common Stock, which constitutes 4.3 percent of the outstanding Common Stock as of the date of filing this Amendment No. 13 with the Securities and Exchange Commission (the "SEC").

Richard G. Marcus has sole voting and investment power over 725,121 shares of Common Stock, which includes currently exercisable options to purchase up to 60,000 shares of Common Stock.  Mr. Marcus is also co-trustee with Natalie S. Marcus and Richard G. Marcus over 144,000 shares of Common Stock, and, thus, shares power to vote or to direct the vote and to dispose or direct the disposition of those shares in his capacity as trustee.  Accordingly, Richard G. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 869,121 shares of Common Stock, which constitutes 24.8 percent of the outstanding Common Stock as of the date of filing this Amendment No. 13 with the SEC.

Roger S. Marcus has sole voting and investment power over 710,520 shares of Common Stock, which includes currently exercisable options to purchase up to 60,000 shares of Common Stock.  Mr. Marcus is also co-trustee with Natalie S. Marcus and Richard G. Marcus over 144,000 shares of Common Stock and, thus, shares power to vote or to direct the vote and to dispose or direct the disposition of those shares in his capacity as trustee.  Accordingly, Roger S. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 854,520 shares of Common Stock, which constitutes 24.4 percent of the outstanding Common Stock as of the date of filing this Amendment No. 13 with the SEC.

William M. Marcus has sole voting and investment power over 353,734 shares of Common Stock, which includes currently exercisable options to purchase up to 48,000 shares of Common Stock.  William M. Marcus's wife, Cynthia S. Marcus, owns 9,400 shares of Common Stock, of which shares Mr. Marcus disclaims beneficial ownership.  Accordingly, William M. Marcus beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 353,734 shares of Common Stock, which constitutes 10.1 percent of the outstanding Common Stock as of the date of filing this Amendment No. 13 with the SEC.

Cynthia S. Marcus has sole, direct record and beneficial ownership over 9,400 shares of Common Stock, which constitutes 0.3 percent of the outstanding Common Stock as of the date of filing this Amendment No. 13 with the SEC.

As a result of the transactions reported herein, the group comprised of the Reporting Persons may be deemed to have beneficial ownership of 1,946,775 shares of the Common Stock, which constitutes 53.9 percent of the outstanding shares of Common Stock as of the date of filing this Amendment No. 13 with the SEC.

The Reporting Persons received shares of Common Stock in connection with the reorganization of the Company in 1982 and filed the Statement in connection therewith.  Since such time, as disclosed in the Amendments and this Amendment No. 13, Common Stock holdings of the Reporting Persons have changed as a result of events including stock splits, option exercises, the establishment of, and transfers of Common Stock to and distributions of Common Stock from, trusts for the benefit of various persons, open market transactions and transfers by inheritance and gifts.

(c)  On May 28, 1998, Natalie S. Marcus sold in the open market 10,000 shares of Common Stock at a price of $30.125 per share.

On June 1, 1998, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $30.125 per share.

On June 25, 1998, Natalie S. Marcus sold in the open market 2,000 shares of Common Stock at a price of $30.375 per share.

On July 31, 1998, Natalie S. Marcus sold in the open market 500 shares of Common Stock at a price of $30.375 per share.

On November 23, 1998, Richard G. Marcus acquired sole, direct record and beneficial ownership of 380 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 380 shares of Common Stock and (b) beneficial ownership of 380 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On November 23, 1998, Natalie S. Marcus transferred by gift an aggregate of 2,660 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

As of November 30, 1998, Richard G. Marcus's adult son, Todd Marcus, moved out of his household.  As a result of this change and the fact that Richard G. Marcus does not have the actual power to vote or control the voting of, or dispose of or control the disposition of, any shares of Common Stock owned of record by Todd Marcus, Richard G. Marcus has ceased reporting beneficial ownership of the 5,490 shares of Common Stock then owned of record by Todd Marcus or any other shares of Common Stock of which Todd Marcus has since acquired record ownership.

On June 2, 1999, Natalie S. Marcus sold in the open market 200 shares of Common Stock at a price of $20.125 per share.

On June 7, 1999, Natalie S. Marcus sold in the open market 5,300 shares of Common Stock at a price of $20.125 per share.

On December 16, 1999, Richard G. Marcus acquired sole, direct record and beneficial ownership of 600 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 600 shares of Common Stock and (b) beneficial ownership of 600 shares of Common Stock through his daughter's acquisition of such shares of Common Stock, in each case as a gift from Natalie S. Marcus.  On December 16, 1999, Natalie S. Marcus transferred by gift an aggregate of 4,200 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On December 5, 2000, Richard G. Marcus, Roger S. Marcus and William M. Marcus each (a) transferred 4,667 shares of Common Stock to the Company as payment of the exercise price for stock options exercised by each of them, (b) transferred 1,883 shares of Common Stock to the Company as withholding payment for federal and state income and Medicare taxes in connection with those option exercises and (c) acquired 10,000 shares of Common Stock as a result of the exercise of those options.

On December 15, 2000, Richard G. Marcus acquired sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus and (b) beneficial ownership of 560 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On December 15, 2000, Natalie S. Marcus transferred by gift an aggregate of 3,920 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On August 23, 2001, Natalie S. Marcus sold in the open market 100 shares of Common Stock at a price of $12.25 per share.

On December 19, 2001, Richard G. Marcus acquired sole, direct record and beneficial ownership of 560 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 560 shares of Common Stock and (b) beneficial ownership of 560 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On December 19, 2001, Natalie S. Marcus transferred by gift an aggregate of 3,920 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On May 20, 2002, Natalie S. Marcus sold in the open market 200 shares of Common Stock at a price of $14.20 per share.

On August 6, 2002, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $13.00 per share.

On August 7, 2002, Natalie S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $13.00 per share.

On December 12, 2002, Richard G. Marcus acquired sole, direct record and beneficial ownership of 820 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 820 shares of Common Stock  and (b) beneficial ownership of 820 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On December 12, 2002, Natalie S. Marcus transferred by gift an aggregate of 5,740 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

During on or about 1997 through 2002, it is understood that Natalie S. Marcus sold in the open market an additional 20,200 shares of Common Stock in the aggregate at the then current market prices, which sales were conducted at the direction of Mr. Charles Heming, Mrs. Marcus's former attorney, who has since deceased.

On or about May 24, 2003, (a) Roger S. Marcus and Richard G. Marcus each received from the Company a grant of a stock option to purchase up to 50,000 shares of Common Stock and (b) William M. Marcus received from the Company a grant of a stock option to purchase up to 40,000 shares of Common Stock.

On December 31, 2003, Richard G. Marcus acquired sole, direct record and beneficial ownership of 1,066 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 1,066 shares of Common Stock and (b) beneficial ownership of 1,066 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On December 31, 2003, Natalie S. Marcus transferred by gift an aggregate of 7,462 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On November 23, 2004, Richard G. Marcus acquired sole, direct record and beneficial ownership of 640 shares of Common Stock as a gift from Natalie S. Marcus; and Roger S. Marcus acquired (a) sole, direct record and beneficial ownership of 640 shares of Common Stock and (b) beneficial ownership of 640 shares of Common Stock through his daughter's acquisition of such shares, in each case as a gift from Natalie S. Marcus.  On November 23, 2004, Natalie S. Marcus transferred by gift an aggregate of 4,480 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On November 29, 2004, Roger S. Marcus sold in the open market (a) 200 shares of Common Stock at a price of $13.11 per share and (b) 800 shares of Common Stock at a price of $13.10 per share.

On November 30, 2004, Roger S. Marcus sold in the open market 5,000 shares of Common Stock at a price of $11.68 per share.

On December 1, 2004, Roger S. Marcus sold in the open market (a) 600 shares of Common Stock at a price of $11.80 per share, (b) 3,500 shares of Common Stock at a price of $11.81 per share, (c) 100 shares of Common Stock at a price of $11.90 per share, (d) 1,000 shares of Common Stock at a price of $12.05 per share and (e) 800 shares of Common Stock at a price of $12.10 per share.

As of July 16, 2005, Roger S. Marcus's adult daughter, Elissa Marcus, moved out of his household.  As a result of this change and the fact that Roger S. Marcus does not have the actual power to vote or control the voting of, or dispose of or control the disposition of, any shares of Common Stock owned of record by Elissa Marcus, Roger S. Marcus has ceased reporting beneficial ownership of the 9,736 shares of Common Stock then owned of record by Elissa Marcus or any other shares of Common Stock of which Elissa Marcus has since acquired record ownership.

On December 20, 2005, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 665 shares of Common Stock as a gift from Natalie S. Marcus.  On December 20, 2005, Natalie S. Marcus transferred by gift an aggregate of 4,655 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On December 6, 2006, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 1,150 shares of Common Stock as a gift from Natalie S. Marcus.  On December 6, 2006, Natalie S. Marcus transferred by gift an aggregate of 8,050 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On November 26, 2007, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 2,300 shares of Common Stock as a gift from Natalie S. Marcus.  On November 26, 2007, Natalie S. Marcus made total gifts of 16,100 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On or about March 17, 2008, (a) Richard G. Marcus and Roger S. Marcus each received from the Company a grant of a stock option to purchase up to 10,000 shares of Common Stock and (b) William M. Marcus received from the Company a grant of a stock option to purchase up to 8,000 shares of Common Stock.

On December 19, 2008, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 3,378 shares of Common Stock as a gift from Natalie S. Marcus.  On December 19, 2008, Natalie S. Marcus transferred by gift an aggregate of 20,268 shares of Common Stock to her children and grandchildren, including the transfers by gift referred to in the first sentence of this paragraph.

On May 22, 2009, Richard G. Marcus and Roger S. Marcus each acquired sole, direct record and beneficial ownership of 343,905 shares of Common Stock as a gift from Natalie S. Marcus.  In addition, on May 22, 2009, Natalie S. Marcus transferred by gift an aggregate of 46,345 shares of Common Stock to individuals other than the Reporting Persons.

All open market transactions disclosed above in this Item 5 were conducted over the NYSE Amex LLC (formerly known as the American Stock Exchange and NYSE Alternext LLC).

(d)  To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

(e)  On May 22, 2009, Natalie S. Marcus ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons:

Name	Residence or Business Address	Occupation or employment/ Principal Business and Address in which such employment is conducted

Natalie S. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Not employed

Richard G. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481
President and Chief Operating Officer
American Biltrite Inc.
57 River Street
Wellesley Hills, MA 02481

Vice Chairman
Congoleum Corporation
3500 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ 08619-0127

Roger S. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Chief Executive Officer American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481 Chief Executive Officer Congoleum Corporation 3500 Quakerbridge Road P.O. Box 3127 Mercerville, NJ 08619-0127

William M. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Executive Vice President and Treasurer American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481

Cynthia S. Marcus	c/o American Biltrite Inc. 57 River Street Wellesley Hills, MA 02481	Not employed

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 16, 2009

/s/ Natalie S. Marcus *
Natalie S. Marcus

/s/ Richard G. Marcus
Richard G. Marcus

/s/ Roger S. Marcus *
Roger S. Marcus

/s/ William M. Marcus
William M. Marcus

/s/ Cynthia S. Marcus
Cynthia S. Marcus

*By	/s/ Richard G. Marcus
Richard G. Marcus
Attorney-in-Fact

* Mr. Richard G. Marcus is signing as attorney in fact pursuant to a power of attorney dated May 3, 1994, a copy of which was filed with Amendment No. 10 to the Statement and is incorporated by reference herein.